September 22, 2022

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Funds Response to Staff's Comment to Post-Effective Amendment No. 32 to Registration Statement on Form N-1A Filed August 1, 2022

(File Nos. 811-23063 and 333-205411)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Horizon Funds (the "Trust"). Ms. Deborah O'Neal of the staff (the "Staff") of the Securities and Exchange Commission provided oral comments on September 13, 2022, regarding Post-Effective Amendment No. 32 (the "Amendment") to the above-referenced registration statement on Form N-1A (the "Registration Statement") under the Securities Act of 1933 and the Investment Company Act of 1940. The Amendment was filed for the purpose of amending certain disclosures regarding the Horizon ESG Defensive Core Fund (the "ESG Defensive Fund"), a series of the Trust.

The following are the Staff's comments to the Registration Statement and the Trust's response to each:

1.	We note the inclusion of high yield bonds within the principal strategy disclosure for certain funds in the Trust, though not the ESG Defensive Fund. Please disclose that such investments ("junk bonds") are considered to be speculative in nature.

RESPONSE: The Trust respectfully notes that the Credit Risk Factor in the Item 9 Principal Risks states that "Fixed-income securities rated below the fourth classification by Moody's (Baa) and S&P (BBB) (sometimes referred to as "junk bonds") have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of those issuers to make principal or interest payments, as compared to issuers of more highly rated securities." While the Trust believes that this disclosure is sufficient to meet the requirements of Form N-1A, the Trust will add disclosure to the Item 4 "High Yield or Junk Bond Risk" summary risk factor that specifically references that junk marks are considered to be speculative in nature for each fund in the Trust that references such investments as a part of its principal investment strategy as a part of the next annual updating amendment to its registration statement.

2.	We note the inclusion of the terms "ESG" and "Defensive" in the name of the ESG Defensive Fund and the currently stated 80% investment policy that, under normal circumstances at least 80% of the value of Fund's net assets will be invested in a combination of equity securities included in the Index and Defensive Investments (as defined in the Prospectus). Because the ESG Defensive Fund's name does not clearly identify "ESG" and "Defensive" as distinct aspects of the Fund's investment program, the Staff does not believe the 80% investment policy as currently stated is appropriate.

RESPONSE: The Trust has determined to revise the name of the ESG Defensive Fund to the "Horizon ESG & Defensive Core Fund." The revised name will be reflected in the 485B filing (the "Amended Registration Statement").

3.	Please disclose where appropriate how the ESG Defensive Fund will approach relevant ESG proxy issues. Alternatively, explain why the Trust believes that such disclosure is not required.

RESPONSE: The Trust does not believe such disclosure is required. The ESG Defensive Fund will vote proxies in accordance with the proxy voting policy of its investment adviser, Horizon Investments, LLC (the "Adviser"), which is included as Appendix A to the Statement of Additional Information. The Trust notes that the Adviser has adopted separate proxy voting guidelines for the ESG Defensive Fund, as noted in the Adviser's Proxy Voting Policy, and that the current version of the applicable guidelines for the ESG Defensive Fund are included as Schedule 2 to Appendix A to the Statement of Additional Information.

We also wish to note that, as was discussed with the Staff on September 13, 2022, in the Amended Registration Statement, the Trust is revising the wording of the investment objective of the ESG Defensive Fund in order to replace the name of the index with a description of the index, and to clarify that the index-tracking aspect of the objective applies to the equity portion of the ESG Defensive Fund's portfolio. Accordingly, the investment objective in the Amended Registration Statement is being revised as follows: "The investment objective of the Horizon ESG & Defensive Core Fund is to seek to generate comparable returns, before fees and expenses, to an index that is designed to measure the performance of the large and mid-cap segments of the U.S. market and that screens companies with regards to certain ESG criteria for the equity portion of the Fund's portfolio, while mitigating downside risk by allocating a portion of the Fund's portfolio to a risk overlay strategy (the "Risk Assist® strategy")." While this revision will delete the name of the index from the Fund's investment objective, the name of the index is included in the Principal Investment Strategy discussion ("The ESG Strategy seeks to track the performance of the MSCI USA ESG Leaders Index (the "Index"), while the Risk Assist® Strategy is an actively managed risk reduction strategy intended to guard against large declines in the Fund's equity portfolio.").

We also note that additional information about the index provider will be added to the Prospectus in the Amended Registration Statement immediately prior to the section entitled "FINANCIAL HIGHLIGHTS" The language this is being included is attached hereto as Exhibit A for your reference.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey Skinner
Jeffrey Skinner

Exhibit A

Index Provider

MSCI, Inc. ("MSCI") is the Index Provider to the ESG Defensive Fund. MSCI compiles, maintains and calculates the Index. MSCI is not affiliated with the Funds, the Adviser or the Distributor.

THIS FUND IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY HORIZON. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THIS FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FUND OR THE ISSUER OR OWNERS OF THIS FUND OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS FUND IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FUND.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE FUND, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this security, product or fund, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this security without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.